EXHIBIT 99.5




                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To First National Bank of Commerce
  As Servicer:

We have examined management's assertion about First National Bank of Commerce's (the "Servicer") compliance with the Pooling and Servicing Agreement dated as of August 1, 1997 between the Servicer and the First National Bank of Chicago (the "Agreement") and the Series 1997-1 Supplement thereto (the "Supplement"), relating to the issuance by the Trust of a series of Fixed and Floating Rate Asset Backed Certificates during the period August 1, 1997 through December 31, 1997 included in the accompanying Report of Management on Compliance with the Pooling and Servicing Agreement. Management is responsible for the Servicer's compliance with the Agreement and the Supplement. Our responsibility is to express an opinion on management's assertion about the Servicer's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer's compliance with the Agreement and the Supplement.

In our opinion, management's assertion that the Servicer complied with the Agreement and the Supplement Requirements during the period August 1, 1997 through December 31, 1997 is fairly stated, in all material respects.





New Orleans, Louisiana
  January 31, 1998

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